September 23, 2005

John Reynolds
Assistant Director
Office of Emerging Growth Companies
Duc Dang
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Highbury Financial Inc. Registration Statement on Form S-1 Filed on August 5, 2005 File No. 333-127272 (the “Registration Statement”)

Dear Mr. Reynolds,

This letter sets forth the response of Highbury Financial Inc. (the “Company”) to the comment letter, dated September 16, 2005, of the staff of the Division of Corporation Finance (the “Staff”) to the Registration Statement. In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. This letter is being filed with Amendment No. 1 to the Company’s Registration Statement.

General

1.
Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

Response: The Company will comply with the Staff’s request.

2.
We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, please provide us with the names of blank check companies that have registered or are seeking to register firm commitment offerings of which you are aware and further specify those which involve an officer, director, affiliate, underwriter or attorney of Highbury Financial Inc. (Highbury). Additionally, tell us the Securities Act form the companies’ filed on; the file number of that filing, if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed and whether the blank check companies have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

Response: In response to the Staff’s comments, we have supplementally provided the requested information on Schedule I to this letter with respect to registration statements that have been filed for recent blank check firm commitment offerings in which the attorney of the Company, or an officer, director, affiliate or underwriter of the Company has been involved. Other than as set forth on Schedule I, no other officer, director, affiliate, underwriter or attorney of the Company has been involved in with a blank check offering filed with the Commission within the last two years.

3.
Tell us the factors you considered in determining to value this offering at $36,000,000 and offer the units at $6.00 per unit. What factors did you consider when determining that you might need $31,200,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. Have you identified or been provided with the identity of or had any direct or indirect contact with potential acquisition candidates? If management, the directors, or any affiliate, agent or other representative has already taken direct or indirect measures to locate a target business, or unaffiliated entities have approached you with possible candidates, please disclose this information or advise. Please note in particular that we are not seeking simply whether or not you have “a specific business combination under consideration,” but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company’s corporate existence was established on August 1, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Highbury Financial. Given management’s extensive and high-level experience effecting acquisitions in the financial services industry, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company’s net assets may be material information for which appropriate disclosure is required. We may have further comment.

Response: Although the Company has no specific target business identified for a specific business combination, the Company believes, based on the experience of its management in the financial services industry, that there should be opportunities to effect a business combination within a range of values that an offering of $36 million would support.

As of the date of this letter and until the Registration Statement becomes effective, the Company has not and will not identify or have any direct or indirect contact with a potential acquisition candidate. Further, the Company has not been provided with the identity of any potential acquisition candidate.

Prior to the creation of the Company, Berkshire Capital Securities LLC (“Berkshire”) and its affiliated entities have never been in the business of purchasing companies or investing in companies as a principal. Rather, Berkshire is an advisory firm that serves clients primarily in the financial services industry on a wide variety of transactions, including capital raisings, mergers and acquisitions and restructurings. As such, Berkshire has not been approached by a financial services business or its representatives to purchase, merge or contribute capital into such a company. To the extent that Berkshire has been engaged as an advisor to a seller or a buyer of a financial services business or its assets, Berkshire has acted solely as an advisor to its client and not with a view toward identifying any potential acquisition target for itself, the Company or any of their respective affiliates. Neither Berkshire nor any affiliate, agent or other representative of Berkshire has directly or indirectly contacted a potential target business in the financial services industry, or taken direct or indirect measures to locate a target business in the financial services industry with the intent of acquiring such target for Berkshire, its affiliates or principals or for any entity that Berkshire, its affiliates or principals may create in order to acquire, merge into or invest in such a target.

Moreover, neither Berkshire nor any affiliate, agent or other representative of Berkshire has conducted due diligence, made evaluations, had any negotiations or discussions (informal or otherwise) or undertaken similar activities with respect to a business combination involving the Company.

In addition, the Company has expanded the disclosure throughout the Registration Statement in response to the Staff’s comment. In particular, the Company draws the Staff’s attention to the new risk factor on page 11 and the new text on pages 33 - 34.

Prospectus Summary, page 1

4.
We note the disclosure here and in your Item 101 of Regulation S-K disclosure that there is currently a “favorable environment” for acquisitions due to the “integration of the world’s economies” and “attractive demographics among investors.” Please revise to substantiate the disclosure and explain how the noted factors create a “favorable environment” In that regard, explain your use of the term “favorable.”

Response: The Company has revised the disclosure in the Prospectus Summary and in our Item 101 of Regulation S-K disclosure accordingly.

5.
We note your statement here and throughout the prospectus that you will not proceed with a business combination if shareholders owning 20% or more of the shares sold in this offering vote against the business combination and exercise their conversion rights. Please revise to clarify that this is a two step process (first, they would have to vote against the combination, and second, they have to exercise their conversion rights) and that voting against the combination alone will not result in a pro rata distribution of the trust fund.

Response: The Company has revised the disclosure in the Prospectus Summary and throughout the prospectus accordingly.

Risk factors, page 7

6.
We note in risk factors 12 and 13 that management and/or initial shareholders may be retained following a business combination. There appears to be an inherent conflict of interests in that management and/or initial shareholders may view target companies that offer any such individuals a continuing relationship (whether in a management or some other role such as a consultant) in a more favorable light. Please revise to discuss such conflict here and under the caption “conflicts of interest” which appears later in the document.

Response: The Company has added a risk factor on page 14 and revised the disclosure under the caption “conflicts of interest” in response to the Staff’s comments.

7.
We note the discussion in risk factor 15 related to existing shareholders obligations to clients of Berkshire Capital. Please revise to explain this obligation. Do Messrs. Cameron Foote and Forth owe a fiduciary duty to Berkshire Capital’s clients?

Response: Although Berkshire views its responsibility to its clients as solely contractual in nature, and its standard engagement letter includes a provision to that effect, it is possible that it could be determined that Berkshire and its principals owe a fiduciary duty to Berkshire’s clients. Consequently, we have not revised the Registration Statement with respect to the disclosure regarding potential conflicts of interest.

8.	Risk factor 19 appears to address risks similar to those discussed in risk factor 16. Please revise to combine the two risk factors or advise.

Response: The Company has combined on page 14 risk factors 19 and 16 in response to the Staff’s comment.

9.	Risk factor 23 appears to address risks similar to those discussed in risk factor 9. Please revise to combine the two risk factors or advise.

Response: The Company does not consider risk factor 9 and former risk factor 23 (now risk factor 24) to be duplicative. Risk factor 9 sets forth the potential consequences of the Company’s failure to have adequate resources outside of the trust to cover its operating expenses for 24 months as well as the expenses required to investigate and structure a business combination. Risk factor 24 addresses the risk that the Company’s funds in trust, less the amount that may be required to cover the conversion of up to 1,199,999 shares of common stock, together with available additional financing, may be insufficient to consummate a business combination.

10.	In risk factor 28, please revise to clarify if the discussion takes into account the lock-up agreement entered into by existing shareholders.

Response: The Company has revised risk factor 28 on page 18 in response to the Staff’s comment.

11.	Risk factor 37 appears to be a risk that affects companies in and outside your anticipated industry. Please revise to discuss how this risk is specific to you or remove the risk factor.

Response: The Company has removed risk factor 37 in response to the Staff’s comment.

12.
Please add a separate risk factor utilizing publicly available information to address the number of “blank check firm commitment” offerings currently in the market place, disclose the number of such transactions which have found business combination candidates and have consummated such transactions, respectively, and discuss the impact that competition with such entities could have on your ability to locate a target and successfully complete a business combination. In addition, please address the aggregate amount of offering proceeds currently in escrow with respect to these offerings.

Response: The Company has reviewed and updated the information in risk factor 5 on page 10 in response to the Staff’s comment.

Use of Proceeds, page 22

13.
In the use of proceeds table, under the use of net proceeds not held in trust, we note the line item of $180,000 for “[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination.” We also note another line item of $180,000 allocated to due diligence and a line item of working capital for reimbursement of expenses incurred in investigating a target business. Please explain why there are two separate amounts for due diligence and another line item for similar expenses. Explain which line item would be allocated to pay existing stockholders for reimbursement of their out-of-pocket expenses for due diligence. Please clearly indicate which line item will be allocated to pay fees to market research firms and or third party consultants to assist the company’s search for a target business and whether these fees would include due diligence. Please clearly indicate whether any of the reimbursements to stockholders for out-of-pocket expenses will be for their payments to third parties for third parties’ performance of due diligence.

Response: The Company has revised the line item “legal, accounting, and other expenses attendant to due diligence investigations, structuring and negotiations of a business combination,” by deleting “due diligence investigations.” This revision has been made to clearly indicate that the expenses attributable to this line item are in connection with legal, accounting and other expenses attendant to the structuring and negotiation of a business combination once one or more specific target businesses have been identified, as well as preparing and filing the related proxy statement.

Expenses under the line item “due diligence of prospective target businesses” are those incurred in connection with finding and investigating a target business generally. While officers and directors will not be paid by the Company for their performance of due diligence, they are entitled to reimbursement of out-of-pocket expenses incurred in connection with such due diligence.

A footnote has been added to the Use of Proceeds table to disclose that from the amounts reflected in the “due diligence of prospective target businesses” line item, the Company may make payments for expenses incurred in its due diligence investigations, including payments to market research firms and other third party consultants that assist the Company’s search for a target business and perform due diligence on the Company’s behalf.

14.
We note there are no limitations on the amount of out-of-pocket expenses insiders could incur. In the event that expenses exceed the amount of non-trust proceeds, please revise to discuss how they are structured. Is it a loan or other liability that follows the company and must be repaid by the resulting company or a discretionary item that the resulting entity may decide not to reimburse?

Response: We have revised the disclosure on page 26 in response to the Staff’s comment.

15.
We note, in last paragraph on page 23, that you will not pay any “compensation of any kind, including finder’s and consulting fees to any existing stockholders or any of their affiliates.” Please revise to clarify if this includes payments to related parties of the existing stockholders for performing due diligence.

Response: The Company has revised the disclosure in “Use of Proceeds” and throughout the Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis, page 28

16.
We note that you “do not believe [you] will need additional financing following this offering in order to meet the expenditures required for operating [your] business.” Please revise to explain the noted disclosure. Is the disclosure attempting to convey that you believe you are raising enough funds to consummate a business transaction? Also, please revise to discuss the basis for this belief.

Response: The Company has revised the disclosure on page 30 in response to the Staff’s comment.

Proposed Business, page 31

17.
Please be aware that you are currently selling your “plan” to acquire a business. At this point, the only information investors have to consider is your plan and management’s experience. In that regard, please revise to fully discuss the criteria you will consider and detail activities that will consist of your search. For instance, please explain your use of the terms or phrases as they are used to illustrate your “important focus” discussed on pages 31 and 32.

Please advise if you will use any specific or other criteria in your search and identification of potential acquisitions. If there are additional criteria that you consider, please advise why such criteria should not be disclosed in your prospectus.

Response: The Company has revised the disclosure on pages 33-35 in response to the Staff’s comment.

18.
We note that you believe that a “sustained period of economic growth, a long-term equity bull market amid a generally declining interest rate environment, the need . . . of the ‘baby boomer’ population to be more self-reliant . . . and widespread shift in employers’ retirement programs . . . have all lead to steady growth in equity ownership.” First, please revise to substantiate the implication that all those conditions exist. Second, substantiate your belief that those conditions will lead to increase equity ownership. In light of the fact that you have yet to select a target business, discuss the relevance of the noted disclosure as it applies to your search or “important focus.”

Response: The Company has revised the disclosure on page 32 in response to the Staff’s comment.

19.
On page 32, we note your belief that targets may “favor” you over “certain other potential purchasers.” Please revise to clarify your use of the phrase “certain other potential purchasers.” Are you including other blank check companies?

Response: The Company has revised the disclosure on page 32 in response to the Staff’s comment.

20.
Please revise to explain the statement that “most private equity funds are limited life investment vehicles.” Explain your use of the term “liquidity events.” Also, substantiate the implication that these features of private equity funds make them less attractive than you to target companies.

Response: The Company has revised the disclosure on page 32 in response to the Staff’s comment.

21.
We note that you believe you “will be able to negotiate and commit to a potential acquisition with a high degree of efficiency and risk control due to the experience of” your management. This appears to imply that your competitors do not possess the same ability. Please revise to substantiate the apparent implication.

Response: The Company has revised the disclosure on page 32 in response to the Staff’s comment.

22.
On page 33, we note that you may pay a finder’s fee to third parties that present you with proposals. Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Also, please revise to clarify how finder’s fees will be determined for unaffiliated sources. Does a party indicate they have a proposal and then negotiate with you without actually identifying the target? If so, how do you determine the fee?

Response: The Company has revised the disclosure on page 34 to address the Staff’s comment.

23.	Please revise to clarify if the use of related companies, post combination, could be conditioned in any combination transaction.

Response: The Company has revised the disclosure on page 35 in response to the Staff’s comment.

24.
Please expand your disclosure, if accurate, to affirmatively confirm that the existing officers, directors and stockholders will receive no fees or other compensation from any other person or entity in connection with any business combination.

Response: The Company has expanded the disclosure to address the Staff’s comment throughout the Registration Statement.

25.
On page 38, we note that you believe there are “numerous potential target businesses” that you could acquire. Please revise to clarify if you mean there are numerous potential targets that satisfy the 80 percent requirement and substantiate your belief or remove such disclosure as it appears speculative.

Response: The Company has revised the disclosure on page 39 accordingly.

Conflicts of Interest, page 45

26.
Under the caption conflict of interest, please revise to include in the bulleted list the conflicts that may result from the open market warrant purchases, excess expense reimbursements, and potential retention if existing shareholders by the post combination company.

Response: The Company has revised the bulleted list on page 46 accordingly.

Principal Stockholders, page 48

27.	Please address the applicability or inapplicability of Regulation M in the context of the warrant repurchase agreements discussed in this section.

Response: We believe that the warrant repurchase agreements comply with and are consistent with Regulation M. Warrant purchases will not commence until the warrants and the common stock have begun separate trading, which will be the earlier of the expiration of the 45-day over-allotment option or 20 days after the exercise in full of the over-allotment option. At such time, the distribution of the securities will have been completed and the applicable restricted periods will have terminated. Moreover, our existing stockholders have agreed to hold any warrants so repurchased at least through the completion of a business combination and the prospectus contains extensive disclosure regarding the warrant purchases and their potential impact on the price of the warrants during the warrant purchase period.

Underwriting, page 57

28.
Tell us whether ThinkEquity Partners LLC will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

Response: Except for the delivery of a preliminary prospectus to those individuals and entities that have requested a copy of a preliminary prospectus, and consented to electronic delivery and/or reference to the SEC’s EDGAR database web site for access to the preliminary prospectus, neither ThinkEquity Partners LLC nor EarlyBirdCapital, Inc. (the “Underwriters”) will, nor intends to, engage in any offer, sale or distribution of the securities electronically. Should the Company become aware that the Underwriters intend to make any such electronic offers, sales or distributions, it will promptly supplement its response.

29.
Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Response: Neither the Company nor the Underwriters has any arrangements with third parties to host or access the Company’s preliminary prospectus on the Internet. The Company has informed the Underwriters of its obligation to inform the Staff of any such arrangements that are subsequently entered into. If either the Company or the Underwriters enter into any such arrangement, the Company will promptly supplement its response.

30.
Does the company or do the underwriters intend to engage a directed units program in conjunction with this offering by the selling shareholders? If so, please advise us of the mechanics of how and when these units were or will be offered and sold to investors in the directed unit program for this offering. For example, tell us how the prospective recipients and number of reserved units is determined. Tell us how and when the company and underwriter notified or will notify the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered units, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed unit program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Response: Neither the Company nor any Underwriters has any intention to engage in a directed units program in connection with the offering described in the Registration Statement.

Financial Statements

Notes to Financial Statement

Note C — Proposed Offering, F-8

31.
We note your disclosure regarding the underwriter purchase option (“UPO”) on page 60. Please expand Note C to disclose all material terms of the UPO, including the timing of the issuance of the UPO and whether such issuance is dependent upon the effectiveness of the offering. Also, disclose its estimated fair value and the major assumptions used to value it.

Response: The Company has revised the disclosure regarding the UPO accordingly.

32.
Regarding these assumptions, we believe that a volatility assumption should be used that is consistent with the principle outlined in paragraph 23 of FAS 123R. In addition, if your expected life assumption differs from the contractual life of the UPO, please tell us your basis for this assumption. Lastly, please tell us exactly how you would propose to record the initial issuance of the UPO, in conjunction with the sale of the stock and warrants in the initial public offering. As applicable, please expand MD&A to discuss the transaction and the likely future effect on your financial condition and results of operations.

Response: The Company has expanded the disclosure accordingly.

Note E — Commitments, F-9

33.
Please revise your disclosure to include a discussion of the commitment by your current stockholders to purchase 1,000,000 warrants after the offering is complete and within sixty days, as disclosed on page 49.

Response: The Company has revised the disclosure accordingly.

Other

34.	Please provide a currently dated consent of the independent accountants with any amendment to the registration statement.

Response: The Company will comply with the Staff’s request.

The Registrant has arranged for delivering to the attention of John Reynolds and Duc Dang of the Commission by hand messenger three copies of this response letter together with three marked copies of Amendment No. 1.

Should you have any questions or comments with respect to this filing, please call me at (212) 705- 7207 or Floyd Wittlin at (212) 705- 7466.

Sincerely,

/s/ Ann F. Chamberlain

Ann F. Chamberlain

cc:	Duc Dang (Securities and Exchange Commission) Richard S. Foote (Highbury Financial Inc.) Darren DeStefano (Cooley Godward LLP) Floyd I. Wittlin (Bingham McCutchen LLP)

Schedule I

Name	Form	Effective Date	Status	Amount Held in Trust[1]	Business Combination	File Number
ThinkEquity Partners LCC
Courtside Acquisition Corp.	S-1	6/30/05	Priced/Trading	$63,720,000	No	333-124380
Ithaka Acquisition Corp.	S-1	8/17/05	Priced/Trading	$45,050,000[2]	No	333-124521
Shine Media Acquisition Corp.	S-1	N/A	In review	$52,500,000[2]	No	333-127093
MDC Acquisition Partners Inc.	S-1	N/A	In review	$72,382,517	No	333-126379
Acquicor Technology Inc.	S-1	N/A	In review	$137,393,000	No	333-128058
EarlyBirdCapital, Inc.
Ithaka Acquisition Corp.	S-1	8/17/05	Effective	$45,050,000	no	333-124521
Courtside Acquisition Corp.	S-1	6/30/05	Effective	$63,720,000	no	333-124380
Paramount Acquisition Corp.	S-1	N/A	In review	$45,050,000	no	333-127149
Jaguar Acquisition Corporation	S-1	N/A	In review	$15,300,000	no	333-127135
DG Acquisition Corp.	S-1	N/A	In review	$63,960,000	no	333-126287
Chardan North China Acquisition Corporation (formerly: Chardan China Acquisition Corp II until 07/15/2005))	S-1	8/5/05	Priced/Trading	$25,835,000	no	333-125016
Chardan South China Acquisition Corporation (formerly: Chardan China Acquisition Corp III (until 07/15/2005))	S-1	8/5/05	Priced/Trading	$25,835,000	no	333-125018
Israel Technology Acquisition Corp.	S-1	7/12/05	Priced/Trading	$31,200,000	no	333-123331
KBL Healthcare Acquisition Corp. II	S-1	4/21/05	Priced/Trading	$42,400,000	no	333-122988
Terra Nova Acquisition Corp.	S-1	4/18/05	Priced/Trading	$24,816,000	no	333-122439
Ardent Acquisition Corp.	S-1	2/24/05	Priced/Trading	$31,200,000	no	333-121028
Millstream II Acquisition Corp.	S-1	12/17/04	Priced/Trading	$20,640,000	no	333-119937
China Unistone Acquisition Corp.	S-1	11/18/04	Priced/Trading	$15,300,000	no	333-117639
Rand Acquisition Corporation	S-1	10/27/04	Priced/Trading	$20,640,000	Potential acquisition announced 9/6/05 - pending stockholder approval	333-117051
Arpeggio Acquisition Corporation	S-1	6/24/04	Priced/Trading	$30,840,000	no	333-114816
Tremisis Energy Acquisition Corporation	S-1	5/12/04	Priced/Trading	$28,490,000	no	333-113583

Name	Form	Effective Date	Status	Amount Held in Trust[1]	Business Combination	File Number
Chardan China Acquisition Corp.	S-1	3/16/04	Priced/Trading	$17,850,000	Potential acquisition announced 12/20/04 - pending stockholder approval	333-111970
CEA Acquisition Corporation	S-1	2/12/04	Priced/Trading	$17,850,000	Potential acquisition announced 8/22/05 - pending stockholder approval	333-110365
NationsHealth, Inc. (formerly: Millstream Acquisition Corp. (until 9/23/04))	S-1	8/25/03	Priced/Trading	$17,850,000	Acquisition completed 8/31/04	333-105388
Bingham McCutchen LLP
Acquicor Technology Inc.	S-1	N/A	In review	$137,393,000[2]	No	333-1337675
Ad.Venture Partners, Inc.	S-1	8/25/05	Priced/Trading	$50,380,000	No	333-124141
Ardent Acquisition Corp.	S-1	2/24/05	Priced/Trading	$31,200,000	No	333-121028
Arpeggio Acquisition Corp.	S-1	6/24/04	Priced/Trading	$30,840,000	No	333-114816
Bank Street Telecom Funding Corp.	S-1	N/A	In review	$79,320,945[2]	No	333-127238
CEA Acquisition Corp.	S-1	2/12/04	Priced/Trading	$17,850,000	No	333-110365
Federal Services Acquisition Corp.	S-1	N/A	In review	$114,660,000[2]	No	333-124638
KBL Healthcare Acquisition Corp. II	S-1	4/21/05	Priced/Trading	$42,400,000	No	333-122988
MDC Acquisition Partners Inc.	S-1	N/A	In review	$72,382,517[2]	No	333-126379
Millstream II Acquisition Corp.	S-1	12/17/04	Priced/Trading	$20,640,000	No	333-119937
North American Insurance Leaders, Inc.	S-1	N/A	In review	$136,879,500[2]	No	333-136249
Quadrapoint Acquisition Corp.	S-1	N/A	In review	$67,250,000[2]	No	333-126652
Rand Acquisition Corp.	S-1	10/27/04	Priced/Trading	$20,640,000	No	333-117051
Shine Media Acquisition Corp.	S-1	N/A	In review	$52,500,000[2]	No	333-127093
Terra Nova Acquisition Corp.	S-1	4/18/05	Priced/Trading	$24,816,000	No	333-122439
Tremisis Energy Acquisition Corp.	S-1	5/12/04	Priced/Trading	$28,490,000	No	333-113583
_________________

(1) Excluding the over-allotment option

(2) Reflects the amount to be held in trust upon consummation of the offering